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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                             MICRO WAREHOUSE, INC.
                           (Name of Subject Company)

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                             MICRO WAREHOUSE, INC.
                       (Name of Person Filing Statement)

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                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

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                                   59501B105
                     (CUSIP Number of Class of Securities)

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                               Bruce L. Lev, Esq.
            Executive Vice President of Legal and Corporate Affairs
                             Micro Warehouse, Inc.
                             535 Connecticut Avenue
                           Norwalk, Connecticut 06854
                                 (203) 899-4000
            (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person Filing Statement)

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                                With copies to:
                            Randi L. Strudler, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

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Item 1. Security and Subject Company.

    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Micro Warehouse, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 535 Connecticut Avenue, Norwalk, Connecticut. The class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $.01 per share (the "Common Stock"), including the associated preferred share rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Rights Agreement dated June 17, 1996 between the Company and State Street Bank and Trust Company NA, as Rights Agent, as amended.

Item 2. Tender Offer of Purchaser.

    This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1, dated December 28, 1999 (the "Schedule 14D-1") of Bridgeport Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Bridgeport Holdings Inc., a Delaware corporation ("Parent"), and the Company to purchase all of the issued and outstanding Shares at a price of $19.00 per Share, net to the seller in cash, without interest (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase or Letter of Transmittal, collectively constitute the "Offer"). As described in the Offer to Purchase, Purchaser is offering to purchase approximately 71% of the outstanding Shares (including Shares owned by BYOWC Partners LLC, an affiliate of Purchaser) in the Offer and the Company is offering to purchase the balance, if any, of the Shares tendered in the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal are included as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1 and are incorporated herein by this reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 1999 (the "Merger Agreement"), by and among the Company, Parent, Purchaser and BYOWC Partners LLC ("BYOWC"). The Merger Agreement provides, among other things, that Purchaser and Parent, on the one hand, and the Company, on the other hand, will commence the Offer for all of the Shares at a price of $19.00 per Share, and that, provided the specified conditions to Purchaser's and the Company's obligations to purchase Shares in the Offer have been satisfied or waived, Purchaser will acquire the first approximately 71% of the outstanding Shares in the Offer (including Shares owned by BYOWC), if any, and the Company will acquire the remaining Shares, if any, tendered pursuant to the Offer. The Merger Agreement also provides that, as soon as practicable after the satisfaction or waiver of certain additional conditions set forth in the Merger Agreement, the Company will be merged into Purchaser (the "Merger"). Pursuant to the Merger, the Shares of non-tendering stockholders who do not dissent from the Merger will be converted into the right to receive $19.00 per Share in cash, without interest. A copy of the Merger Agreement is included as Exhibit (c)(3) to the Schedule 14D-1 and is incorporated herein by this reference.

    At a meeting held on December 20, 1999 all members of the Board of Directors of the Company (the "Company Board"), approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair to and in the best interests of the stockholders.

    As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 9965 Wilshire Boulevard, Beverly Hills, California 90212.

Item 3. Identity and Background.

    (a) NAME AND ADDRESS OF FILING PERSON. The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

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    (b)  MATERIAL CONTRACTS, CONFLICTS OF INTEREST, ETC.  Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

    AGREEMENTS WITH PARENT AND PURCHASER. A summary of the material provisions of the Merger Agreement is included in the Section 15 "The Merger Agreement; Stockholder's Agreements" of the Offer to Purchase, a copy of which is included as Exhibit (a)(1) to the Schedule 14D-1 and is incorporated herein by this reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which has been filed as Exhibit (c)(1) to the Schedule 14D-1 and is incorporated herein by this reference.

    In connection with the execution of the Merger Agreement, two stockholders of the Company separately entered into stockholder's agreements with Parent and Purchaser (collectively, the Stockholder's Agreements"). A summary of the material provisions of the Stockholder's Agreements is included in the Section 15 "The Merger Agreement; Stockholder's Agreements" of the Offer to Purchase, a copy of which is included as Exhibit (a)(1) to the Schedule 14D-1 and is incorporated herein by this reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stockholder's Agreements, copies of which have been filed as Exhibits (c)(4) and (c)(5), respectively, to the Schedule 14D-1 and are incorporated herein by this reference.

    AGREEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY; INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE OFFER AND THE MERGER. The Company Board and executive officers of the Company may have interests in the Offer and the Merger that are different from or in addition to the interests of stockholders of the Company generally. These additional interests relate to, among other things, the effect of the Offer and the Merger on certain employment, benefit and other arrangements to which directors and executive officers are parties or under which they have rights. These interests, to the extent material, are described in the Section captioned "Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase, a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference.

    In addition, certain agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates are set forth in the Company's Proxy Statement, dated April 30, 1999, for its 1999 Annual Meeting of Stockholders (the "1999 Proxy Statement"). The relevant portions of the 1999 Proxy Statement, updated where applicable, are included in the Information Statement included as Schedule I of the Offer to Purchase, which is included as Exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by reference.

    The Company Board was aware of these interests and considered them, among other things, prior to approving the Merger Agreement.

Item 4. The Solicitation or Recommendation.

    RECOMMENDATION OF THE BOARD OF DIRECTORS OF THE COMPANY. At a meeting held on December 20, 1999, the Company Board, by unanimous vote of all directors, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the stockholders.

    The Company Board recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

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    A letter to the Company's stockholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 2 and 3, respectively, and are incorporated herein by this reference.

    BACKGROUND OF THE OFFER. The information set forth in the Section 11 "Background of the Offer and the Merger" of the Offer to Purchase, a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1, is incorporated herein by reference.

    REASONS FOR THE COMPANY BOARD'S RECOMMENDATION. The information set forth in the Section 12 "Recommendation of the Company's Board of Directors" of the Offer to Purchase, a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1, is incorporated herein by reference.

Item 5. Persons Retained, Employed or to be Compensated.

    Pursuant to an engagement letter, dated as of December 1, 1998 (the "Wasserstein Engagement Letter"), the Company engaged Wasserstein Perella & Co., Inc. ("Wasserstein") to act as its financial advisor in connection with various possible transactions, including transactions such as the Offer and Merger. As part of its role as financial advisor, Wasserstein delivered the Fairness Opinion to the Company Board. Pursuant to the Wasserstein Engagement Letter, Wasserstein will receive from the Company total compensation equal to approximately $4.88 million (the "Transaction Fee"). Of the Transaction Fee, $150,000 was paid upon the execution of the Wasserstein Engagement Letter, and the balance becomes payable upon consummation of the transactions. The Company also has agreed to reimburse Wasserstein for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify Wasserstein and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. In the ordinary course of its business, Wasserstein may actively trade the debt and equity securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Except as disclosed herein and in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-1 and is incorporated herein by reference, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on its behalf concerning the Offer or the Merger.

Item 6. Recent Transactions and Intent With Respect to Securities.

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of
Section 16(b) of the Exchange Act).

Item 7. Certain Negotiations and Transactions by the Subject Company.

    (a) Except as set forth in this Schedule 14D-9 and the Offer to Purchase, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company, or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3 and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

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Item 8. Additional Information to be Furnished.

    (a) The Information Statement included as Schedule I of the Offer to Purchase, which is included as Exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by this reference, is being furnished pursuant to Rule 14f-1 under the Securities and Exchange Act of 1934 in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the stockholders if the Offer is completed.

    (b) As a Delaware company, the anti-takeover provisions of Section 203 of the Business Corporation Act of the State of Delaware ("Delaware Law") by their terms apply to the Company. A description of these provisions and their applicability to the Company is contained in the Offer to Purchase (which is attached as Exhibit (a)(1) to the Schedule 14D-1 and incorporated herein by this reference) in Section 18 "Certain Legal Matters." At its meeting held on December 20, 1999, the Company Board approved the Merger Agreement and the transactions contemplated thereby, which approval rendered Section 203 of the Delaware Law inapplicable to the Merger Agreement and the transactions contemplated thereby including the Offer and the Merger.

    (c) The Company has entered into an amendment of the Company Rights Agreement to make it inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

    (d) For a description of appraisal rights applicable to the Merger (such rights not being applicable to the Offer), see Section 5 "Purpose of the Offer and the Merger; Structure of the Transaction; Short Form Merger; Plans for the Company; Appraisal Rights; Going Private Transactions" of the Offer to Purchase, which is included as Exhibit(a)(1) to the Schedule 14D-1 and is incorporated herein by this reference.

    (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 and are incorporated herein by reference.

Item 9. Material to be Filed as Exhibits.

Exhibit 1.              Agreement and Plan of Merger, dated as of December 20, 1999, among Purchaser, Parent, BYOWC and the Company (incorporated by reference to Exhibit (c)(3) to the Schedule 14D-1).

Exhibit 2.              Letter to Stockholders of Micro Warehouse, Inc., dated
                        December 28, 1999.

Exhibit 3.              Joint Press Release issued by the Company and Parent on
                        December 20, 1999 (incorporated by reference to
                        Exhibit (a)(6) to the Schedule 14D-1).

Exhibit 4.              Joint Press Release issued by the Company and Parent on
                        December 28, 1999 (incorporated by reference to
                        Exhibit (a)(9) to the Schedule 14D-1).

Exhibit 5.              Opinion of Wasserstein Perella & Co., Inc. dated
                        December 20, 1999 (incorporated by reference to
                        Exhibit (a)(1) to the Schedule 14D-1 and incorporated in the
                        Offer to Purchase as Schedule V).*

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*   Included in copies of the Offer to Purchase mailed to stockholders.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       MICRO WAREHOUSE, INC.

                                                       By:               /s/ BRUCE L. LEV
                                                            -----------------------------------------
                                                                           Bruce L. Lev
                                                                     EXECUTIVE VICE PRESIDENT
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Dated: December 28, 1999

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